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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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In the Matter of                                                CERTIFICATE
Allegheny Energy, Inc.
Allegheny Energy Supply Company, LLC                            OF

File No. 70-9897                                                NOTIFICATION

(Public Utility Holding Company
Act of 1935)
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         This Certificate of Notification is filed by Allegheny Energy, Inc.
("Allegheny"), a registered holding company, and its direct wholly owned generating subsidiary company, Allegheny Energy Supply Company, LLC ("AE Supply" and, together with Allegheny, "Applicants") pursuant to Applicants' Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated December 31, 2001 (HCAR No. 27486) as amended by the order dated October 17, 2002 (HCAR No. 27579) (the "Order") in the above-referenced file. The Order directed that Applicants file with the Commission a report within two business days after the occurrence of (i) any further downgrade by a nationally recognized statistical rating organization of the debt securities of any of Allegheny, AE Supply or any of the Operating Subsidiaries (as defined therein); and (ii) any event that would have a material adverse effect on the ability of Allegheny or AE Supply to comply with any conditions or requirements of an order of the Commission in this proceeding, or that Allegheny otherwise determines would be of material interest to the Commission.

         On January 16, 2003, Standard & Poor's, a Division of The McGraw-Hill Companies, Inc., announced that it lowered the credit ratings of Allegheny and its subsidiaries as follows:

                                       To                       From
Allegheny Energy, Inc.
Corp credit rating                     BB-/Watch Neg/           BB/Watch Neg/
Senior unsecured debt                  B                        B+

Allegheny Energy Supply Co. LLC
Corp credit rating                     BB-/Watch Neg/           BB/Watch Neg/
Senior unsecured debt                  BB-                      BB









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                                       To                       From
West Penn Power Company
Corp credit rating                     BB-/Watch Neg/           BB/Watch Neg/
Senior unsecured debt                  BB-                      BB

Monongahela Power Company
Corp credit rating                     BB-/Watch Neg/           BB/Watch Neg/
Senior secured debt                    BB+                      BBB-
Senior unsecured debt                  B                        B+

Potomac Edison Company
Corp credit rating                     BB-/Watch Neg/           BB/Watch Neg/
Senior secured debt                    BB+                      BBB-
Senior unsecured debt                  B                        B+



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                                  SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                ALLEGHENY ENERGY INC.
                                                ALLEGHENY ENERGY SUPPLY
                                                 COMPANY, LLC


                                                By: Thomas K. Henderson
                                                    ---------------------
                                                    Thomas K. Henderson
                                                    Vice President

Dated:  January 16, 2003








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